United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Goldman Sachs Group, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Goldman Sachs Group, Inc.

RE: The case to vote FOR Shareholder Proposal No. 7 (“Shareholder Proposal Regarding Chinese Congruency of Certain ETFs”) on the 2023 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 7 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Shareholder Proposal No. 7 (“Shareholder Proposal Regarding Chinese Congruency of Certain ETFs”), sponsored by the National Center for Public Policy Research, on the 2023 Proxy Ballot for The Goldman Sachs Group, Inc. (“Goldman Sachs” or “Company”).

Summary

Goldman Sachs has several ETFs that invest in Chinese-based companies and, given China’s history of corporate manipulation and human rights violations, we believe it is critical for Goldman Sachs to perform a review of its China-focused ETFs and if they align with the Company’s commitments towards supporting human rights.

This report is necessary because:

1)Investing in Chinese companies presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2)The potential damage from ownership of stocks that are in potential violation of U.S. or other sanctions is significant.

3)Several existing holdings present high risks due their entanglement with the Chinese government and military, as well as ties to human rights violations.

Investing in Chinese companies presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge gives its size, strength, and track record of constricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for Goldman Sachs to contend that investing in Chinese companies is comparable to other business risks disclosed in existing reports and filings – especially given the hundreds of millions of dollars of assets under management (“AUM”) that Goldman Sachs’s ETFs invest directly in Chinese corporations.

To summarize the many challenges posed by China:

-China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

-The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”3

1 https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map

2 https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison

3 http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm

What makes China’s size and emerging strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

Human trafficking and oppression of ethnic minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting that:

There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.”4

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”5

Escalating military threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world; 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”[6]

4 https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf

https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang

5 https://www.cisa.gov/uscert/china

6 https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan7 and sending large numbers of fighter jets into Taiwan’s Air Defense Zone.8 Over Easter weekend this year, the Chinese military conducted a three-day operation called “Joint Sword” in which fighter jets and warships encircled the island and practiced military maneuvers.9 In regards to Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”10 China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”11

In addition to the above issues, China presents other challenges, such as:

-The CCP’s crackdown on freedoms in Hong Kong.12

-The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.13

-The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.14

-Inhumane lockdowns of entire cities due to the CCP’s regressive Zero COVID policy.15

-The CCP’s abusive trade practices16 meant to dominate key U.S. industries.17

-The CCP’s wrongful detainment of U.S. citizens.18

-The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.19

It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger adverse impacts against companies owned in Goldman Sachs’s ETFs.

Shareholders and investors deserve a report focused specifically on the nature and extent to which Goldman Sachs’s China-based investments are vulnerable to the Chinese government and

7 https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368

8 https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html

9 https://www.france24.com/en/live-news/20230409-china-in-second-day-of-joint-sword-military-drills-encircling-taiwan-1

10 https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html

11 https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

12 https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown

13 https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

14 https://hir.harvard.edu/building-the-fire-wall/

15 https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html

16 https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf

17 https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf

18 https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706

19 https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html if those investments are aligned with Goldman Sachs’s Statement on Human Rights and Statement on Modern Slavery and Human Trafficking.

Existing reports and filings are not transparent or specific enough to address these concerns.

The potential damage from ownership of stocks that are in potential violation of U.S. or other sanctions is significant.

The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,20 HNA Group,21 CEFC China Energy,22 and others. The Chinese government also has a history of intimidating companies and manipulating them, as in the cases of the Apple,23 Marriott,24 Ant Group,25 Alibaba,26 and others. Future seizures of assets and manipulation will hurt the financial profitability and valuation of companies, impacting shareholder returns.

A geopolitical situation, comparable to the ongoing Russian and Ukrainian war, could result in negative investment returns for shareholders.27 Specifically, many experts believe a Chinese invasion of Taiwan is a strong possibility. In the case of such an invasion, it would likely cause even more damage to the global economy and to the value of Chinese stocks, especially given the world’s reliance on semiconductors from Taiwan.28 Corporations’ vulnerability to disruptions from China’s stated goal of “reunification” with Taiwan requires immediate and transparent analysis.

Several existing holdings present high risks due their entanglement with the Chinese government and military, as well as ties to human rights violations.

Goldman Sachs claims that their “ETFs and other products comply with sanctions, and we have a process in place to monitor for compliance with such sanctions,”29 though several companies held in Goldman Sachs ETFs either face sanctions or have a strong possibility of facing sanctions due to their involvement with the Chinese government or military, as well as their ties to human rights violations.

20 https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076

21 https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html

22 https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg

23 https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china

24 https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746

25 https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292

26 https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/

27 https://www.thestreet.com/markets/starbucks-exits-russia-market-following-mcdonalds-as-war-rages

28 https://www.cnbc.com/2021/03/16/2-charts-show-how-much-the-world-depends-on-taiwan-for-semiconductors.html

29 https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2023/2023-proxy-statement-pdf.pdf.

Dongfeng Motor Group

Goldman Sachs’s ActiveBeta Emerging Markets Equity ETF (“GEM”) holds shares in Dongfeng Motor Group, which is currently mass-producing an armored vehicle for the People’s Liberation Army of China.30 The vehicles give the Chinese army the equivalent of an American Humvee, with thousands joining the military’s joint combat system. The production of these vehicles has been traced to alleged human rights violations in the Uyghur region of China.31 Dongfeng Motor Group “plays (a) pivotal role in supporting China’s military” and should be reconsidered as an investment given the growing tensions between the U.S. and China.32

Tencent

Goldman Sachs’s China Equity Fund (“GSAGX”) and GEM ETF both have significant exposure to Tencent Holdings Ltd (“Tencent”), with Tencent representing the largest and second largest position in each fund, respectively.33 34 The White House cited WeChat, a subsidiary of Tencent, as a national security concern due to its use as a tool by Chinese authorities to survey, intimidate, and amplify misinformation; The app was banned in the US in 2020.35 36 The Chinese government has also enlisted the help of Tencent to held design semiconductor chips in an effort to side-step US-led sanctions.37 Because of Tencent’s cooperation and involvement with the Chinese government, Goldman Sachs should further consider their investments in the entity.

Alibaba

The GEM ETF and GSAGX fund have exposure to Alibaba, which has been extensively involved with the Chinese government. Similar to Tencent, the Chinese government has enlisted the help of Alibaba to help design and develop semiconductors to bypass U.S. sanctions.38 In 2019, Alibaba was added to a U.S. government blacklist regarding concerns that Alibaba’s cloud group was supporting projects for the Chinese army.39 There are reports that Russian troops have been using drones purchased from Alibaba’s website in their war efforts against Ukraine, retrofitting the drones with after-market weapons.40 The Chinese government has also had a history of manipulating the company, specifically its founder Jack Ma, after he publicly criticized the Chinese government.41

30 https://www.scmp.com/news/china/military/article/3143815/chinas-new-road-assault-vehicles-go-mass-production.

31 https://www.business-humanrights.org/en/latest-news/report-traces-supply-chain-from-companies-involved-in-uyghur-abuses-to-major-car-brands-incl-company-comments/.

32 http://www.chinadaily.com.cn/cndy/2015-09/25/content_21976945.htm.

33 https://www.gsam.com/content/gsam/us/en/individual/products/fund-finder/gs-china-equity-fund.html#activeTab=holdings.

34 https://www.gsam.com/content/gsam/us/en/individual/products/etf-fund-finder/goldman-sachs-activebeta-emerging-markets-equity-etf.html#activeTab=holdings.

35 https://trumpwhitehouse.archives.gov/presidential-actions/executive-order-addressing-threat-posed-wechat/

36 https://www.businessinsider.com/tencent-explained-wechat-owner-trump-china-executive-order-2020-8.

37 https://www.businesslend.com/news/china-enlists-alibaba-and-tencent-in-fight-against-us-chip-sanctions/.

38 Ibid.

39 https://www.reuters.com/technology/exclusive-us-examining-alibabas-cloud-unit-national-security-risks-sources-2022-01-18/.

40 https://www.cnn.com/2023/03/16/europe/china-made-drone-downed-eastern-ukraine-hnk-intl/index.html.

41 https://www.nytimes.com/2020/12/24/technology/china-jack-ma-alibaba.html.

GSAGX42

GEM43

42 https://www.gsam.com/content/gsam/us/en/individual/products/fund-finder/gs-china-equity-fund.html#activeTab=holdings.

43 https://www.gsam.com/content/gsam/us/en/individual/products/etf-fund-finder/goldman-sachs-activebeta-emerging-markets-equity-etf.html#activeTab=holdings. March 31, 2023.

Conclusion

Investing in Chinese companies poses unique risks for Goldman Sachs. Though Goldman Sachs insists that they comply with sanctions and have “a process in place to monitor for compliance with such sanctions,” there are several instances where the bank is invested in companies that pose significant risks. Based on the described risks associated with investing in Chinese companies, we believe it is imperative for Goldman Sachs to create a report on its exposure to Chinese companies and if their investments align with the commitments and beliefs of the bank.

Photo credits:

Page 2 – Xi Jinping, UN Geneva/Creative Commons

Page 3 – Chinese soldiers in Beijing, Luther Bailey/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

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For questions regarding The Goldman Sachs Group, Inc., Proposal #7, “Shareholder Proposal Regarding Chinese Congruency of Certain ETFs,” sponsored by National Center for Public Policy Research and supported by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.